Exhibit 99.1

Norwegian Cruise Line Signs Memorandum of Agreement for Purchase of Norwegian Sky

MIAMI--(BUSINESS WIRE)--June 1, 2012--Norwegian Cruise Line (NCL Corporation Ltd., “Norwegian” or “the Company”) today announced the signing of a memorandum of agreement to exercise its option to purchase Norwegian Sky. The transaction is expected to close shortly.

The Company currently operates Norwegian Sky under a Bareboat Charter with a purchase option from Ample Avenue, an indirect wholly-owned subsidiary of Genting Hong Kong Limited, a 50% owner of the Company. The purchase price is approximately $260 million pursuant to the option under the Bareboat Charter. Financing is being provided by the seller.

The 2,002-berth Norwegian Sky currently operates three and four-night voyages year-round from Miami, Florida.

About Norwegian Cruise Line

Norwegian Cruise Line is the innovator in cruise travel with a 45-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian invites consumers to “Cruise Like a Norwegian” on one of its 11 purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on some of the newest and most contemporary ships at sea. The Company has two 4,000-passenger vessels, Norwegian Breakaway and Norwegian Getaway, on order for delivery in April 2013 and April 2014.

Norwegian’s largest and most innovative Freestyle Cruising ship, Norwegian Epic, debuted in June 2010 and was recently named “Best Overall Cruise Ship” by the readers of Travel Weekly. Norwegian Cruise Line is the official cruise line of Blue Man Group, appearing for the first time at sea on Norwegian Epic, as well as the official cruise line of Legends in Concert, Second City® Comedy Troupe, Howl at the Moon Dueling Pianos and Nickelodeon, the number-one entertainment brand for kids. Cirque Dreams™ & Dinner is also featured on board Norwegian Epic as the first show of its kind at sea under a big top.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter, watch us on YouTube, or contact us in the U.S. and Canada at 888-NCL-CRUISE (625-2784).

CONTACT:
Norwegian Cruise Line
Investor Relations Contacts
Mark A. Kempa, 305-436-4932
Edel Cruz, 305-436-4773
InvestorRelations@ncl.com
or
Media Contact
AnneMarie Mathews, 305-436-4799
PublicRelations@ncl.com